SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

RECEIVED
2006 NOV 22 A 8:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 November 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

06018695

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 November 2006, Re : Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Dlw 11/22

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 01/11/2006 05:34:13 PM
Submitted by SILVERSTONE CORPORATION on 01/11/2006 05:39:17 PM
Reference No SC-061101-48A21

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SILVERSTONE CORPORATION BERHAD
*	Stock name	: SILSTON
*	Stock code	: 5061
*	Contact person	: WONG PHOOI LIN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcements dated 8 May 2006 and 9 May 2006 made by Silverstone Corporation Berhad ("Silverstone" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Silverstone hereby announce that the Company is still considering options in formulating its plan to regularise its financial condition ("Regularisation Plan"). The Company will in due course make the necessary announcement on the Regularisation Plan in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....
Secretary

1 NOV 2006